

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Ricky Qizhi Wei
Chief Executive Officer
Dunxin Financial Holdings Limited
27th Floor, Lianfa International Building
128 Xudong Road, Wuchang District
Wuhan City, Hubei Province 430063
People's Republic of China

> **Re: Dunxin Financial Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **File No. 001-34958**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

General

1. Please revise future filings to name your PRC counsel where you state that your position is based on the advice of your PRC counsel.

Conventions that Apply to this Annual Report, page 3

2. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

Risks Related to Our Corporate Structure, page 8

3.   Please refer to your reference to "our operating entities in China" and revise your future filings disclosure here and throughout to refrain from implying that the VIE Agreements are equivalent to an equity ownership in the business of the VIE. Similarly, revise your future filings disclosure throughout, including disclosures on pages 42 and 52, to remove disclosure stating that VIE contractual arrangements may not be as effective as "direct" ownership as this disclosure suggests a possibility of indirect ownership.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie at (202) 551-3714 or Cara Lubit at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance